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COMPANY: AT&T Latin America Corp.

FORM TYPE: 425

DOCUMENT DATE: August 7, 2000
FILING DATE:   August 7, 2000

Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: AT&T Latin America Corp.
Commission File No.: 333-42176
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For Further Information

Lydia R. Rodriguez                James Hart                Leonardo Santiago
AT&T Latin America                AT&T Corp                 Brainerd Communicators
305-774-2368 (office)             908-221-2007 (office)     212-986-6667 (office)
305-613-6767 (cell)               908-672-7915 (cell)       santiago@braincomm.com
lrrodriguez@att.com               jthart@att.com            ----------------------
-------------------               --------------

              AT&T LATIN AMERICA FILES REGISTRATION STATEMENT FOR
                        PUBLIC OFFERING OF COMMON STOCK


Miami, FL (August 7, 2000) -- AT&T Latin America, a provider of integrated communications services to businesses in Latin America, today announced that it has filed a registration statement with the Securities and Exchange Commission relating to a proposed public offering of 35 million shares of Class A common stock. The offering is subject to the completion of the previously announced merger of FirstCom and AT&T Latin America.

Morgan Stanley Dean Witter will act as the lead manager with Credit Suisse First Boston, J.P. Morgan & Co., Merrill Lynch & Co. and Salomon Smith Barney serving as co-managers.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

ABOUT AT&T LATIN AMERICA

In November 1999, AT&T Corp. announced plans to form AT&T Latin America, a company that will merge the operations of Netstream, the Brazilian competitive local exchange carrier it acquired, and FirstCom, a publicly traded company with operations in Chile, Colombia and Peru.

AT&T Latin America will provide technologically advanced first mile data and voice connectivity, while providing the knowledge and experience to partner with business customers to make a lasting difference. It will establish a full range of quality business services, one-stop shopping and customer service in countries where it operates.


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ABOUT AT&T CORPORATION

AT&T Corp. (www.att.com) is among the world's premier voice, video and data communications companies, serving more than 80 million customers, including consumers, businesses and government. With annual revenues of more than $62 billion and 147,000 employees, AT&T provides services to customers worldwide. Backed by the research and development capabilities of AT&T Labs the company runs the world's largest, most sophisticated communications network and has one of the largest digital wireless networks in North America.

ABOUT FIRSTCOM CORPORATION

FirstCom Corporation operates as a publicly traded (NASDAQ: FCLX) competitive local exchange carrier in four major metropolitan business centers in Chile, Colombia and Peru. With annual revenues in 1999 of $38 million and approximately 650 employees at year-end, FirstCom owns and operates a technologically advanced, fiber optic IP/ATM backbone-network and provides a wide range of integrated communications services.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. The foregoing statements involve known and unknown risks and uncertainties that may cause AT&T Latin America's actual results or outcomes to be materially different from those anticipated and discussed in this press release. Except for historical information contained in this press release, the matters discussed contain forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors detailed in the registration statement on Form S-1 described above, which readers are urged to read carefully in assessing the forward-looking statements contained herein.

In connection with the FirstCom/AT&T Latin America merger, FirstCom has filed a definitive proxy statement and AT&T Latin America has filed a registration statement on Form S-4. We urge investors and security holders to read the definitive proxy statement and registration statement before they make a decision concerning the merger. Security holders may obtain a free copy of those documents and other documents filed by FirstCom Corporation at the SEC's web site at www.sec.gov. In addition, documents filed with the SEC by FirstCom may also be obtained from FirstCom Corporation by directing such request to FirstCom Corporation, 220 Alhambra Circle, Coral Gables, Florida 33134, Attention:
General Counsel.

The members of the board of directors of FirstCom Corporation are Patricio E. Northland, George Cargill, Andrew Hulsh and David Kleinman. As of the date hereof, there are no other "participants in the solicitation," within the meaning of Rule 14a-12 under the Securities Exchange Act of 1934, as amended. Information concerning the directors is set forth in the definitive proxy statement filed with the SEC.

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